

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 3, 2010

Mr. A. Mark Zeffiro
Chief Financial Officer
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

  RE: TriMas Corp
    Form 10-K for the Year Ended December 31, 2009
    Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
    September 30, 2010
    Definitive Proxy filed on April 5, 2010
    File No. 1-10716

Dear Mr. Zeffiro:

  We have reviewed your response letter dated November 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">Form 10-K for the Year Ended December 31, 2009</p>

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangibles, page 59

1. In your response to prior comment three, you disclose that the reporting units as determined in accordance with FASB ASC 350-20-35-34 were consistent with the aggregated operating segments for all reportable segments except for Engineered Components, as the four operating segments in this reportable segment do not share the necessary economic characteristics to be combined into one reporting unit. A reporting unit is an operating segment or one level below an operating segment. ASC 350-20-20 defines an operating segment in the same manner as ASC 280-10-50-1. Please tell us how you determined that it was appropriate to aggregate operating segments in arriving at some of your reporting units. On page 59, you indicate that one of your

five operating segments, Cequent, is considered a reporting unit. However, your response to prior comment three seems to suggest that your Energy operating segment is considered a reporting unit as well. Please tell us the reporting units for which you have been aggregating operating segments. Please also go back and perform your impairment testing for each period included in your Form 10-K for the year ended December 31, 2009 and interim Forms 10-Q, as appropriate, and tell us how the results of that impairment testing would have differed had you not aggregated your operating segments in any period presented.

Financial Statements

19. Segment Information, page 100

2. We have read your response to comment three from our letter dated November 2, 2010. Please provide us with the following:
   - With regards to the operating segments that are aggregated including Cequent (CPP, CCP and Cequent Australia) and Energy (Lamons Gasket and Arrow Engine), please provide us with a more robust discussion of how your operating segments share similar economic characteristics. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics (including gross margins) used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary. Refer to ASC 280-10-50-11 through 12;
   - You indicate that the products in Lamons Gasket and Arrow Engine broadly support the oil and gas industry at a point along the value chain. Please explain in greater detail how you determined that the Lamons Gasket and Arrow Engine operating segments have similar products; and
   - Please disclose here and elsewhere in the filing that your other segments exceed the 75% threshold and Engineered Components presents information about all of your other operating segments that are not reportable segments.

<center>Definitive Proxy Statement on Schedule 14A</center>

Compensation Discussion & Analysis, page 27

2009 TriMas Incentive Compensation Plan, page 30

3. We note your response to comment 10 in our letter dated November 2, 2010. Please confirm that you will provide disclosure similar to that provided in your response with respect to Packaging

Systems in your future filings. Further, in future filings, please discuss how difficult it will be, or how likely it will be, for Mr. Brooks, or any other relevant named executive officer, to achieve the level of performance required for a payout under the New Products/Markets metric for Packaging Systems. See Instruction 4 to Item 402(b) of Regulation S-K.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief